FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

September 16, 2009

Item 3: News Release:

A news release dated and issued on September 16, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Finds Uranium Mineralization along 2.4 km trend at West Fond Du Lac

Item 5: Full Description of Material Change:

Fond du Lac West
July 2009
Resampling and confirmation of historical drilling
Fond du Lac
Aug-Sept 2009
Drill Program
Lake Athabasca
Brochet Bay
Fond-du-Lac
Fond du Lac Deposit
Otherside Bay
Otherside River
Shasko Bay
Ford Bay
Helmer Lake
Engler Lake
Richards Lake
Legend
Fond du Lac Reserves
Uranium Deposit
Lakes
Swamps
Rivers
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
West Fond du Lac Project
2009 Work Areas
Location Map
DATUM: UTM NAD 83. Zone 13
Scale: 1: 300 000
Date:Sept. 13, 2009
Drawn by: TMS
330000
340000
350000
360000
370000
380000
390000
400000
6600000
6590000
6580000
6570000
6560000
N

Vancouver, Canada, September 16th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) has carried out a summer program of surface trench sampling and mapping on the western portion of the Fond Du Lac project, as well as a separate drill program on the Fond du Lac mineral deposit.   Both areas contain significant surface, and near surface, uranium mineralization.  For the western target area, the Company is pleased to report high grades of uranium mineralization obtained from the first saw-cut representative channel samples from the Adair Showing.  This mineralized zone is located north of the Company’s Helmer Project and within the western portion of its Fond Du Lac Project, which is situated on the reserve lands of the Fond Du Lac Denesuline First Nation, (see Fig 1).

The main showing consists of two historical trenches within a gossanous area on the southeast side of a 3 km swampy topographic low.  This linear trend coincides with a magnetic low on the south side of a sharp linear magnetic feature.  Historical drilling (1953) consisted of 14 holes spread over a length of 2.8 km of this zone.  The eight southern holes covering 1.2km of this zone intercepted uranium mineralization underneath the zone and its projected extensions.  The northern four holes are not reported to have significant mineralization, however recent samples from surface outcrops show a continuation of the zone in this area, (see Fig 2).  There has been no modern exploration in this area since the 1960’s, when the area was deemed a First Nation reserve.  CanAlaska sampling programs in 2008 identified significant mineralization in the area, with values over 5% U3O8 from grab samples.  In summer 2009, the area was revisited and systematic representative sampling was carried out.

340000
N
Magnetic High
Mag Low
DDH 4
DDH 5
DDH 3
DDH 2
DDH 6
DDH 7
DDH 8
DDH 9
DDH 10
DDH 12
DDH 11
DDH 13
DDH 14
See Fig. 3
for inset detail
2.9 Km
Strike Length
Legend
FDL Hist DDH
Grab Sample 2009
Lakes
Total Magnetic Intensity
nT
0 0.1 0.2 0.4
Kilometres
CanAlaska Uranium Ltd.
West Fond du Lac
Adair Mineral Zone
Historical Drillholes
Magnetics and Sampling
UTM NAD 83, Zone 13
Scale: 1:120000
Date: Sept. 13, 2009
Fig No:
1

Pitchblende Veins

Sample	Location	U_3O_8 %
JMK 014	grab	0.14
GS062	grab	1.00

Adair showing Trench Samples

Off-scale scintillometer readings across a narrow (5-10cm wide) mineralized zone define the target for over 35 metres in an area where old trenches and stripping have exposed bedrock near the centre of the zone (see Fig 3).  Further exposures are intermittent along the structure, which has been confirmed by drilling. Along with mapping and prospecting, CanAlaska geologists collected a set of six representative saw-cut channel samples, each of 50 cm length, across the fracture fill mineralization.  The average uranium content of these samples is 0.94% U3O8 (18.8 lb/ton U3O).  Two of the samples also reported gold grades of 0.7g/t Au, and two samples contained anomalous platinum mineralization.  Sample values are reported in Table 1.

Table 1. - Representative Channel Samples from 35 metres of Adair Showing, Fond Du Lac Project

Sample	Grid X	Grid Y	Sample Location	Width cm	U3O8%	U3O8 lb/ton	Au g/t	Pt g/t	Pd g/t
GS069	503	094	35	50	1.42	28.4	0.771	2	2
GS072	506	092	31	50	0.25	5	0.59	2	3
GS071	516	088	21	50	0.1	2	0.719	323	397
GS070	518	086	18	50	1.77	35.4	0.027	26	29
GS068	530	078	4	50	0.63	12.6	0.018	2	14
GS067	532	6075	0	50	1.49	29.8	0.075	2	2

Prior Drill Holes and Down-hole Radiation Measurements

Historical drilling consisted of 14 drill holes with an average depth of 185 feet (56 metres), along 2.8 km of the zone.   A review of (limited) historical records indicated that at least 5 drill holes (DDH’s # 5, 7, 9, 10, and 13) were significantly mineralized with uranium, based on down-hole probe information.

Adair showing Trench Samples

	Grid	Grid	Sample	Width	U_3O_8	U_3O_8	Au	Pt	Pd
Sample	X	Y	Location	cm	%	lb/ton	g/t	g/t	g/t
GS069	503	094	35	50	1.42	28.4	0.771	2	2
GS072	506	092	31	50	0.25	5	0.59	2	3
GS071	516	088	21	50	0.1	2	0.719	323	397
GS070	518	086	18	50	1.77	35.4	0.027	26	29
GS068	530	078	4	50	0.63	12.6	0.018	2	14
GS067	532	6075	0	50	1.49	29.8	0.075	2	2
RH587	-	-	Grab	-	1.32	26.4	0.021	-	-

N
RH587
3+00 N
2+00 N
1+00 E
2+00 E
3+00 E
GS069
GS072
GS071
GS070
GS068
GS067
DDH 10
DDH 7
DDH 8
DDH 1
DDH 9
Paragneiss
Paragneiss
Legend
FDL Historic drill hole
Grab Sample 2009
Channel Sample 2009
Trench
1+00 E Imperial Grid (feet)
Swamp
0 20 30 40
metres

CanAlaska Uranium Ltd.

West Fond du Lac

Adair Showing
Central Trench & Drill Zone

UTM NAD 83, Zone 13	NTS: 074O 06/08/12	Scale: As Shown	Fig. No: 3
Date: Sept. 13, 2009		Drawn by: TMS

DDH#11 is lacking probe information, but is reported to intersect garnet biotite gneiss, with some mafic layers and frequently pyritic.  This drill hole (#11) was not probed because the hole collapsed near surface at a 10 foot wide (3 metre) highly sheared and brecciated zone.  DDH #11 is 204 feet (62 metres) deep and contains four zones of sheared, brecciated, and hematised chloritic schist, some of which is graphitic.  The core logging for this drill hole is very similar to that of the mineralised sections in the other drill holes, but it contains a larger number of schist (sheared?) sections.

No chemical assays are available from the samples from the historical core, and similarly, the archived drill logs do not contain radioactivity measurements of the core.  However, the historical records do show that the drill holes were measured by doing point by point measurements with a probe, up and down the holes, presumably using a Geiger Muller detector.  The radioactivity is expressed in counts per minute, rather than the current higher counts per second of a modern scintillometer.

CanAlaska’s evaluation of this data is that the probing defines a consistent mineralized zone.  The reported probe measurements from the zones intercepted down-hole, indicate values of up to 120 times the normal background radiation.  The following table represents these data, but a direct comparison to current scintillometer readings is not applicable, because of the non-linear correlation and factoring required to perform the computation.  The best current comparison is with the assay grades reported here in Table 2, from surface exposures within the middle of the zone.

Table 2.  Adair Zone: Geiger Measurements of Down-hole Radioactivity

Drill hole	From (ft)	To (ft)	Width of mineralization (ft)	Peak radiation vs background
DDH #6	121	123	2	9 times
DDH #7	38	40	2	70 times
DDH #7	44	45	1	120 times
DDH #9	175.5	176	0.5	25 times
DDH #9	209	211	2	25 times
DDH #10	45.5	46.6	1	25 times
DDH #13	120	122	2	20 times
DDH #13	169.5	172	2.5	35 times

The grade and consistency of the mineralized structure provides a significant target for future exploration efforts.  The topographic low along which the mineralization occurs coincides with a magnetic low as measured by the recent airborne surveys.  This magnetic low is interpreted as a large shear zone which cuts the basement stratigraphy at a low angle.  The Company is now evaluating early winter drilling along the zone.

CanAlaska is fully-funded for current operations and is budgeting for extensive fall-winter 2010 exploration programs, financed by its strategic joint venture partnerships and from current treasury.  The Company is presently awaiting assay results from drill samples from summer exploration that was undertaken in a separate region of the Fond Du Lac Project, and from extensive mapping and sampling work at the Poplar Project, where the company has been working for the past month with six Chinese-trained geologists from East Resources Inc.  The drill and assay results from these active projects will be provided as they become available to the Company.

All of the prospecting and drill samples from the Fond Du Lac Project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory to be analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS., or to the Saskatchewan Research Council Geoanalytical Laboratory for a Multi Element ICP analysis with Aqua Regia digestion     The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of September 2009.